UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 27, 2016

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated July 27, 2016 announcing STMicroelectronics’ 2016 second quarter and first half financial results.

PR No. C2804C

STMicroelectronics Reports 2016 Second Quarter
and First Half Financial Results

•	Net revenues of $1.70 billion and gross margin of 33.9% in the second quarter
•	Continued strength in automotive and microcontroller revenues; growing about 6% and 4% year-over-year, respectively
•	Free cash flow(1) of $47 million in the second quarter; $78 million in the first half of 2016

Geneva, July 27, 2016 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the second quarter and first half ended July 2, 2016.

Second quarter net revenues totaled $1.70 billion, gross margin was 33.9%, and net earnings were $0.03 per share.

“In the second quarter, we made another step towards our goal to return to year-over-year sales growth in the second half of 2016. Sequentially, revenues increased 5.6% and gross margin improved 50 basis points. We also made progress in our set-top box restructuring program and well managed our cash flow,” commented Carlo Bozotti, STMicroelectronics President and Chief Executive Officer.

“Sequential revenue growth came from the progress we are making on our areas of strategic focus, Smart Driving and Internet of Things. Our automotive business enjoyed another strong quarter across all applications; our general purpose microcontroller business had another record billing performance, driven by STM32; our Time-of-Flight specialized image sensors entered multiple smartphone models and our power discretes started a broad-based recovery.”

U.S. GAAP (Million US$)	Q2 2016	Q1 2016	Q2 2015
Net Revenues	1,703	1,613	1,760
Gross Margin	33.9%	33.4%	33.8%
Operating Income (Loss)	28	(33)	12
Net Income (Loss) attributable to parent company	23	(41)	35

Non-U.S. GAAP(1) (Million US$)
Operating Income (Loss) before impairment and restructuring charges	40	(5)	33
Free cash flow	47	31	53
Net financial position	426	439	459

 (1) Non-U.S. GAAP measure. See Appendix for reconciliation to U.S. GAAP and additional information explaining why the Company believes these measures are important.

Quarterly Financial Summary by Product Group

Product Group Data (Million US$)	Q2 2016 Revenues	Q1 2016 Revenues	Q2 2015 Revenues
Automotive and Discrete Group (ADG)	721	671	714
Analog and MEMS Group (AMG)	376	369	445
Microcontrollers and Digital ICs Group (MDG)	556	532	558
Others (a)	50	41	43
Total	1,703	1,613	1,760
(a)	Net revenues of “Others” includes revenues from sales of Imaging Product Division, Subsystems, assembly services, and other revenue.

Second Quarter Review

Second quarter net revenues increased 5.6% sequentially, above the midpoint of the Company’s guidance. Automotive and Discrete Group (ADG) revenues, representing the largest product group of ST, increased 7.5% on a sequential basis driven by a strong recovery in demand for power discrete products and continued and broad-based strength in automotive products. Microcontrollers and Digital ICs Group (MDG) increased 4.6% on a sequential basis driven by general purpose microcontrollers and digital ASICs for networking applications. Analog and MEMS Group (AMG) revenues increased sequentially 1.8% driven by analog products partially offset by lower sales of MEMS products. Specialized image sensors, reported in Others, registered a strong sequential revenue growth.

On a year-over-year basis, second quarter net revenues decreased 3.2%, or 1.7% excluding businesses undergoing a phase-out (mobile legacy products, camera modules and set-top box). As anticipated, automotive, including ADAS solutions, and microcontrollers, led by general purpose, continued to be strong, growing revenues about 6% and 4%, respectively, compared to the year-ago quarter. In the second quarter, specialized image sensors posted year-over-year growth. Power discretes, still impacted by weaker market conditions compared to the year-ago period, decreased as did digital reflecting the discontinued product lines. AMG revenues decreased 15.4% compared to the year-ago period mainly due to lower wireless and computer peripheral applications sales.

All regions grew revenues sequentially, led by the Americas up by 9.6%, Asia Pacific up by 5.1% and EMEA up by 4.6%. On a year-over-year basis, EMEA grew 4.6% while the Americas and Asia Pacific decreased by 3.6% and 6.7%, respectively.

Second quarter gross profit was $577 million. The gross margin was 33.9%, and included about 45 basis points of unused capacity charges. On a sequential basis, gross margin increased 50 basis points on manufacturing efficiencies and improved product mix partially offset principally by price pressure.

Combined R&D and SG&A expenses were $565 million, decreasing by $6 million on a sequential basis, benefiting from fewer calendar days and the initial benefits of the set-top box restructuring plan, partially offset by unfavorable currency effects, net of hedging, in the second quarter.

Second quarter other income and expenses, net, registered income of $28 million mainly due to R&D funding.

Second quarter operating income before impairment and restructuring charges(1) improved sequentially to $40 million from a loss of $5 million, mainly due to higher revenues and higher gross profit. On a year-over-year basis, operating income improved by $7 million reflecting favorable currency effects, net of hedging, improved product mix, manufacturing efficiencies and lower operating expenses partially offset by lower revenues and lower R&D grants.

Impairment and restructuring charges in the second quarter were $12 million related to the set-top box restructuring plan.

Earnings on equity investments reflected a one-time net income of $9 million in the second quarter. Second quarter net profit was $23 million, equivalent to $0.03 per share, compared to a net loss of $41 million in the prior quarter and a net income of $35 million in the year-ago quarter, which included a one-time income tax benefit.

First Half Financial Summary by Product Group

Product Group Data (Million US$)	H1 2016 Revenues	H1 2015 Revenues
Automotive and Discrete Group (ADG)	1,392	1,388
Analog and MEMS Group (AMG)	745	890
Microcontrollers and Digital ICs Group (MDG)	1,089	1,088
Others	90	99
Total	3,316	3,465

First Half 2016 Review

In total, net revenues in the first half 2016 decreased 4.3% to $3.32 billion from $3.47 billion in the 2015 first half, or 2.5% excluding businesses undergoing a phase-out (mobile legacy products, camera modules and set-top box). By product group, ADG was higher by 0.3% on solid growth in automotive products offset to a large measure by lower discrete sales; MDG revenues were flat compared to the year-ago period and AMG decreased 16.2%, principally due to lower sales of MEMS.

Gross margin in the first half 2016 improved to 33.6% from 33.5% in the year-ago period despite lower revenues. Specifically, the 2016 first half gross margin benefited from favorable currency effects, net of hedging, manufacturing efficiencies and lower unused capacity charges substantially offset by price pressure.

First half 2016 operating income before impairment and restructuring charges(1) was $35 million, compared to $43 million in the year-ago period on mixed performances by group and product families. ADG operating performance improved due to both higher revenues and mix improvements in comparison to the year-ago period. MDG operating margin turned positive due to lower sales of low margin set-top box products and the initial savings from the set-top box restructuring plan. However, AMG operating results decreased mainly due to lower sales.

Combined R&D and SG&A expenses were $1.14 billion compared to $1.19 billion in the year-ago period mainly reflecting lower R&D costs due to favorable currency effects, net of hedging, and the benefits of the set-top box restructuring plan and savings plan completed in 2015.

(1)Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

Other income and expenses, net, registered income of $55 million compared to $73 million in the year-ago period mainly due to lower R&D funding.

First half impairment and restructuring charges were $40 million and principally related to the initial phase of the set-top box restructuring plan, compared to $50 million in the year-ago period.

First half of 2016 net loss, as reported, was $18 million, equivalent to negative $0.02 per share, compared to a net income of $12 million, or $0.01 per share in the first half of 2015.

Cash Flow and Balance Sheet Highlights

Capital expenditure payments, net of proceeds from sales, were $136 million and $236 million during the second quarter and first half of 2016, respectively. First half 2015 capital expenditures were $250 million.

Inventory was $1.27 billion at quarter end, down 3% from the prior quarter. Inventory in the second quarter of 2016 was at 3.6 turns or 100 days.

The Company paid cash dividends totaling $57 million and $145 million for the second quarter and first half of 2016, respectively.

ST’s net financial position(1) was $426 million at July 2, 2016 compared to $439 million at April 2, 2016. ST’s total financial resources equaled $2.03 billion and total financial debt was $1.60 billion at July 2, 2016.

Total equity, including non-controlling interest, was $4.56 billion at July 2, 2016.

Third Quarter 2016 Business Outlook

Mr. Bozotti commented, “The strategic choices we have made position us for a strong third quarter. Our backlog is currently underpinned by a healthy demand in the markets we serve. This makes us confident we can grow revenues sequentially and, in H2 2016, year-over-year. We expect that in the second half of 2016, power discretes and AMG (Analog and MEMS Group) will restart year-over-year growth and that automotive, microcontrollers and imaging will continue their positive revenue momentum. At the same time we remain vigilant due to the macro-economic uncertainties, especially in Europe, which could impact overall GDP and semiconductor demand.”

“Based on these factors, we anticipate a sequential increase in net revenues by about 5.5% at the mid-point, and the gross margin to be about 35.5% at the mid-point.

The Company expects third quarter 2016 revenues to increase about 5.5% on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the third quarter is expected to be about 35.5% plus or minus 2.0 percentage points and reflects unsaturation charges negatively impacting gross margin by about 65 basis points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.12 = €1.00 for the 2016 third quarter and includes the impact of existing hedging contracts. The third quarter will close on October 1, 2016.

(1)Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

Recent Corporate Developments

•	On May 25, ST announced that all of the resolutions were approved at the Company’s Annual General Meeting of Shareholders (AGM).

The main resolutions, approved by the shareholders, were:
•	The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2015, prepared in accordance with International Financial Reporting Standards (IFRS);

•
The distribution of a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017 to shareholders of record in the month of each quarterly payment;

•
The appointment of Mr. Salvatore Manzi as a member of the Supervisory Board, for a three-year term expiring at the 2019 AGM, in replacement of Mr. Alessandro Ovi whose mandate expired as of the 2016 AGM;

•	The reappointment of Ms. Janet Davidson as a member of the Supervisory Board for a three-year term, expiring at the 2019 AGM;

•
The delegation to the Supervisory Board of the authority to issue new common and preference shares, to grant rights to subscribe for such shares and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares for a period of eighteen months; and

•	Authorization to our Managing Board, for eighteen months following the AGM, to repurchase our shares, subject to the approval of our Supervisory Board.

•	On May 26, ST announced the publication of the Company’s 2015 Sustainability Report. The Company’s nineteenth annual report contains details of ST’s sustainability strategy and its 2015 performance.

Q2 2016 – Product and Technology Highlights

Automotive and Discrete Group (ADG)
•	Awarded a complete anti-lock brake chipset, including a 32-bit microcontroller, for a motorbike application from a major Japanese tier 1;
•	Continued expansion of 32-bit automotive microcontroller business with a major award from a Japanese tier 1 for a networking gateway with embedded security;
•	Landed a win for a next-generation airbag smart-power chipset from two major Japanese tier 1 players for a leading Japanese carmaker;
•	Earned awards for class AB amplifiers from major tier 1s for multiple infotainment head-unit applications for a leading American carmaker;
•	Recorded important design-wins for ESD protection devices from smartphone and wearable market leaders in the US and Asia;
•	Collected multiple design wins for common-mode filters and high-speed HDMI protection devices with tablet and PC market leaders;

•	Won multiple designs from several players for super-junction and SiC MOSFET product families across a range of applications including servers, solar, gaming systems, and dc/dc converters;
•	Started a collaboration with a major Japanese tier 1 for a surround-view camera system;
•	Announced the development of the 5th generation system-on-chip for Mobileye in sub-10nm technology.

Analog and MEMS Group (AMG)
       MEMS & Sensors
•
Ramped production of 6-axis ultra-low-power MEMS accelerometer and gyroscope, optical-image-stabilization gyroscope, and barometric sensor for latest Samsung Galaxy smartphones, including Samsung Galaxy S7 and S7 edge;

•	Booked multiple Automotive design wins for custom MEMS accelerometer in Japan and for 3-axis automotive gyroscope from a top tier-1 supplier for an American manufacturer;
•
Landed multiple design wins for 6-axis single- and dual-core inertial measurement units for user interface and optical image stabilization from numerous Chinese manufacturers and for applications like sportwatches from wearable players;

•	Increased presence in optical image stabilization with our latest low-noise gyroscope;
•	Announced collaboration with Qualcomm on sensors for smart mobile devices;
•	Awarded socket for ultra-low-power, high performance 3-axis accelerometer for anti-tampering protection in smart meters;
•	Ramped production of newest pressure sensor for wearable and smartphone applications for leading Asia-Pacific suppliers;
•	Launched production of ultra-low-power smart accelerometer with embedded pedometer for a Chinese manufacturer and for a children’s watch application.

       Analog
•	Initiated volume production of next-generation smart meters for Enel;
•	Introduced latest-generation single-chip Bluetooth Low Energy Chip (SoC) that delivers a performance edge at a cost-effective price;
•	Ramped shipments of latest motion-control chip (STSPIN) for a new high-performance drone from a well-known Chinese manufacturer;
•	Began production of wireless-charger IC for an edgy, youth-targeted smart watch;
•	Continued proliferation of latest-generation touchscreen sensor with multiple design wins for mobile applications in China and Asia Pacific.

Microcontrollers and Digital ICs Group (MDG)
•	Made significant progress in the drone market with STM32 family design-ins from several major drone manufacturers for in-flight and motor control;
•	Captured design-in for STM32F0 at a major European lighting manufacturer;
•	Won an FD-SOI ASIC design from a major Japanese player;
•	Recorded several 55nm BiCMOS design wins, including a trans-impedance amplifier at a major Chinese ASIC house and two ASICs from a leading network optical module supplier;
•	Began production ramp of dynamic NFC tags along with high-density EEPROMs for a major European smart-meter program;
•	Ramped production of ST’s first silicon photonic transceiver for a networking module manufacturer to upgrade a leading datacenter operator to 100Gbit/sec;
•	Started H9 RF-SOI volume production for a smartphone Front-End Module (FEM) ASIC for a Chinese customer;
•	Achieved milestone two billionth STM8 units shipped, less than two years after passing the one billion unit mark in May 2014;
•	Launched cooperation with Arduino to expand maker-community access to STM32 MCUs;

•	Revealed a cooperation with Securitag Assembly Group (SAG) to deliver high-performance, tiny NFC tags for IoT applications;
•	Unveiled USB Type-C 1.2 and USB Power Delivery 2.0 middleware stack for the STM32;
•	Announced free development tools to enable STM32 developers access from all desktops environments (Linux and OS-X, in addition to Windows);
•	Qualified and certified to Common Criteria the ST31G480 dual-interface secure microcontroller;
•	Introduced the STSAFE-A100 secure element to protect connected devices in the Internet of Things (IoT) and certified STSAFE-TPM (Trusted Platform Module) to Common Criteria and TCG 1.2 & 2.

Imaging Product Division (IMD)
•	Recorded multiple design-wins for the just-announced VL53L0 Time-of-Flight ranging sensor for auto-focus applications in the flagship smartphones of Huawei and other leading Asian manufacturers.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•
Unanticipated events or circumstances, which may impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;

•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities;
•
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	The ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;
•
Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the SEC on March 16, 2016. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On July 27, 2016, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the second quarter of 2016.

The conference call will be held at 9:30 a.m. CET / 8:30 a.m. BST / 3:30 a.m. U.S. Eastern Time (ET) / 12:30 a.m. U.S. Pacific Time (PT). The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast replay will be available until August 12, 2016.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2015, the Company’s net revenues were $6.90 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	July 02,	June 27,
	2016	2015

Net sales	1,698	1,754
Other revenues	5	6
NET REVENUES	1,703	1,760
Cost of sales	(1,126)	(1,165)
GROSS PROFIT	577	595
Selling, general and administrative	(229)	(226)
Research and development	(336)	(373)
Other income and expenses, net	28	37
Impairment, restructuring charges and other related closure costs	(12)	(21)
Total Operating Expenses	(549)	(583)
OPERATING INCOME	28	12
Interest expense, net	(6)	(6)
Income (loss) on equity-method investments	9	(1)
INCOME BEFORE INCOME TAXES	31	5
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	(6)	31
NET INCOME	25	36
Net loss (income) attributable to noncontrolling interest	(2)	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	23	35

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.03	0.04
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.03	0.04

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	885.5	880.2

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Six Months Ended
	(Unaudited)	(Unaudited)
	July 02,	June 27,
	2016	2015

Net sales	3,303	3,447
Other revenues	13	18
NET REVENUES	3,316	3,465
Cost of sales	(2,201)	(2,305)
GROSS PROFIT	1,115	1,160
Selling, general and administrative	(457)	(448)
Research and development	(678)	(742)
Other income and expenses, net	55	73
Impairment, restructuring charges and other related closure costs	(40)	(50)
Total Operating Expenses	(1,120)	(1,167)
OPERATING LOSS	(5)	(7)
Interest expense, net	(11)	(11)
Income (loss) on equity-method investments	9	3
LOSS BEFORE INCOME TAXES	(7)	(15)
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	(8)	30
NET INCOME (LOSS)	(15)	15
Net loss (income) attributable to noncontrolling interest	(3)	(3)
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	(18)	12

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.02)	0.01
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.02)	0.01

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
EARNINGS PER SHARE	879.2	879.6

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	July 02,	April 02,	December 31,
In millions of U.S. dollars	2016	2016	2015
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,682	1,697	1,771
Restricted cash	-	-	4
Marketable securities	345	343	335
Trade accounts receivable, net	886	891	820
Inventories	1,266	1,302	1,251
Deferred tax assets	78	99	91
Assets held for sale	-	-	1
Other current assets	424	468	407
Total current assets	4,681	4,800	4,680
Goodwill	77	79	76
Other intangible assets, net	153	162	166
Property, plant and equipment, net	2,290	2,333	2,321
Non-current deferred tax assets	465	458	436
Long-term investments	57	57	57
Other non-current assets	394	492	459
	3,436	3,581	3,515
Total assets	8,117	8,381	8,195

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	171	173	191
Trade accounts payable	597	666	525
Other payables and accrued liabilities	654	692	703
Dividends payable to stockholders	165	10	97
Deferred tax liabilities	1	4	2
Accrued income tax	29	52	42
Total current liabilities	1,617	1,597	1,560
Long-term debt	1,430	1,428	1,421
Post-employment benefit obligations	359	367	351
Long-term deferred tax liabilities	13	11	12
Other long-term liabilities	139	161	158
	1,941	1,967	1,942
Total liabilities	3,558	3,564	3,502
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,970,920 shares issued, 883,268,414 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,798	2,790	2,779
Retained earnings	249	483	525
Accumulated other comprehensive income	534	612	460
Treasury stock	(243)	(288)	(289)
Total parent company stockholders’ equity	4,495	4,754	4,632
Noncontrolling interest	64	63	61
Total equity	4,559	4,817	4,693
Total liabilities and equity	8,117	8,381	8,195

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q2 2016	Q1 2016	Q2 2015

Net Cash from operating activities	191	141	223
Net Cash used in investing activities	(144)	(110)	(190)
Net Cash used in financing activities	(60)	(107)	(94)
Net Cash decrease	(15)	(74)	(62)

Selected Cash Flow Data (in US$ millions)	Q2 2016	Q1 2016	Q2 2015

Depreciation & amortization	179	184	181
Net payment for Capital expenditures	(136)	(100)	(161)
Dividends paid to stockholders	(57)	(88)	(93)
Change in inventories, net	20	(22)	(32)

Appendix
STMicroelectronics
Supplemental Financial Information

In the first quarter of 2016, ST realigned its product families into three product groups to better leverage the product synergies around its strategic focus on Smart Driving and Internet of Things applications: Automotive and Discrete Group (ADG); Analog and MEMS Group (AMG) and Microcontrollers and Digital ICs Group (MDG). MDG includes ST’s set-top-box business which is currently undergoing a restructuring targeting annualized savings of $170 million upon completion. All prior-period amounts have been retrospectively aligned to the 2016 reporting segments.

Product Group Data (Million US$)	Q2 2016	Q1 2016	H1 2016	Q2 2015	Q1 2015	H1 2015
Automotive and Discrete Group (ADG)
- Net Revenues	721	671	1,392	714	674	1,388
- Operating Income (Loss)	61	39	100	46	36	82
Analog and MEMS Group (AMG)
- Net Revenues	376	369	745	445	445	890
- Operating Income (Loss)	1	2	3	30	37	68
Microcontrollers and Digital ICs Group (MDG)
- Net Revenues	556	532	1,089	558	530	1,088
- Operating Income (Loss)	9	(3)	5	(1)	(28)	(29)
Others (a)
- Net Revenues	50	41	90	43	56	99
- Operating Income (Loss)	(43)	(71)	(113)	(63)	(64)	(128)
Total
- Net Revenues	1,703	1,613	3,316	1,760	1,705	3,465
- Operating Income (Loss)	28	(33)	(5)	12	(19)	(7)

(a)
Net revenues of “Others” includes revenues from sales of Imaging Product Division, Subsystems, assembly services, and other revenue. Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Imaging Product Division, Subsystems and other products. “Others” includes $8 million, $10 million, $9 million and $19 million of unused capacity charges in the second and first quarters of 2016 and 2015, respectively; and $12 million, $28 million, $21 million and $29 million of impairment, restructuring charges, and other related closure costs in the second and first quarters of 2016 and 2015, respectively.

	Q2 2016	Q1 2016	H1 2016	Q2 2015	Q1 2015	H1 2015
€/$ Effective Rate	1.12	1.10	1.11	1.17	1.23	1.20

Net Revenues By Market Channel (%)	Q2 2016	Q1 2016	H1 2016	Q2 2015	Q1 2015	H1 2015
Total OEM	66%	67%	67%	67%	70%	68%
Distribution	34%	33%	33%	33%	30%	32%

(Appendix – continued)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q2 2016 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	577	28	23	0.03
Impairment & Restructuring		12	12
Estimated Income Tax Effect			(2)
Non-U.S GAAP	577	40	33	0.04

Q1 2016 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	538	(33)	(41)	(0.05)
Impairment & Restructuring		28	28
Estimated Income Tax Effect			(3)
Non-U.S GAAP	538	(5)	(16)	(0.02)

Q2 2015 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	595	12	35	0.04
Impairment & Restructuring		21	21
Estimated Income Tax Effect			(1)
Non-U.S GAAP	595	33	55	0.06

(continued)

(Appendix – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	July 2, 2016	April 2, 2016	June 27, 2015
Cash and cash equivalents	1,682	1,697	1,887
Restricted cash	-	-	20
Marketable securities	345	343	334
Total financial resources	2,027	2,040	2,241
Short-term debt	(171)	(173)	(201)
Long-term debt	(1,430)	(1,428)	(1,581)
Total financial debt	(1,601)	(1,601)	(1,782)
Net financial position – Non-U.S. GAAP	426	439	459

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities and short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q2 2016	Q1 2016	H1 2016	Q2 2015	Q1 2015	H1 2015
Net cash from operating activities	191	141	332	223	149	372
Net cash used in investing activities	(144)	(110)	(254)	(190)	(108)	(298)
Payment for purchase and proceeds from sale of marketable securities, investment in short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation	-	-	-	20	-	20
Free cash flow – Non-U.S. GAAP	47	31	78	53	41	94

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: July 27, 2016	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services